(d)(19)(vii)

November 1, 2010

ING Mutual Funds

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

For the Class A, B, C, I and W shares of ING International Value Choice Fund, a series of ING Mutual Funds, ING Investments, LLC shall waive or lower its investment management fee or reimburse expenses in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Mutual Funds, dated September 23, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)

	Classes

	A	B	C	I	W

ING International Value Choice Fund	1.60%	2.35%	2.35%	1.35%	1.35%

We are willing to be bound by this letter agreement for the period from November 1, 2010 through and including March 1, 2012. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Todd Modic Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com